Exhibit 4.2

AMENDMENT NO. 1 COMMON STOCK PURCHASE WARRANT

This AMENDMENT NO. 1 TO THE COMMON STOCK PURCHASE WARRANTS AS FULLY DESCRIBED BELOW (this “Amendment”) is made and entered into as of April 17, 2019 by and between Workhorse Group Inc., a Nevada corporation (the “Company”) and Arosa Opportunistic Fund LP, a Cayman exempted limited partnership, and its permitted transferees, successors and permitted assigns (the “Holder”).

WHEREAS, the Company has heretofore issued to the Holder those certain Common Stock Purchase Warrants as described below:

(i)	a common stock purchase warrant to acquire 894,821 shares of common stock at an exercise price of $1.25 per share;

(ii)	an amended and restated warrant to acquire 5,000,358 shares of common stock at an exercise price of $1.25 per share,

(iii)	an amended and restated warrant to acquire 108,768 shares of common stock at an exercise price of $1.25 per share; and

(iv)	an amended and restated warrant to acquire 1,143,200 shares of common stock at an exercise price of $1.21 per share (collectively, the “Warrants”)

WHEREAS, pursuant to Section 9 of the Warrants, the Warrants may be amended with the prior written consent of the Holder and the Company.

WHEREAS, the Holder and the Company desire to amend certain provisions of the Warrants.

NOW, THEREFORE, in consideration of the mutual agreements herein contained, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

1. Definitions. Capitalized terms used herein without definition shall have the meanings assigned to such terms in the Warrants.

2. Amendment to Section 1(f). Section 1(f) of the Warrants are hereby amended and restated as follows:

Required Reserve Amount. Until such time as the Company obtains shareholder approval to increase its authorized number of shares of common stock and files a certificate of amendment with the Secretary of State of the State of Nevada (the “Authorized Capital Change”), which in no event will be no later than June 30, 2019, the Company will not be required to reserve for issuance under this Warrant shares of common stock. In the event the Authorized Capital Change does not occur on or before June 30, 2019, this Amendment shall be null and void. Following the Authorized Capital Change, so long as this Warrant remains outstanding, the Company shall at all times keep reserved for issuance under this Warrant a number of shares of Common Stock at least equal to 100% of the maximum number of shares of Common Stock as shall be necessary to satisfy the Company’s obligation to issue shares of Common Stock under the Warrants then outstanding (without regard to any limitations on exercise) (the “Required Reserve Amount”); provided that, following the Authorized Capital Change, at no time shall the number of shares of Common Stock reserved pursuant to this Section 1(f) be reduced other than in connection with any exercise of Warrants or such other event covered by Section 2(c) below. The Required Reserve Amount (including, without limitation, each increase in the number of shares so reserved) shall be allocated pro rata among the holders of the Warrants based on the number of shares of Common Stock issuable upon exercise of Warrants held by each holder thereof on the Issuance Date (without regard to any limitations on exercise) (the “Authorized Share Allocation”). In the event that a holder shall sell or otherwise transfer any of such holder’s Warrants, each transferee shall be allocated a pro rata portion of such holder’s Authorized Share Allocation. Any shares of Common Stock reserved and allocated to any Person which ceases to hold any Warrants shall be allocated to the remaining holders of Warrants, pro rata based on the number of shares of Common Stock issuable upon exercise of the Warrants then held by such holders thereof (without regard to any limitations on exercise).

3. Conditions to Effectiveness of Amendment. This Amendment shall become effective upon receipt by Holder and the Company of counterpart signatures to this Amendment duly executed and delivered by the other party.

4. No Implied Amendment or Waiver. Except as expressly set forth in this Amendment, this Amendment shall not, by implication or otherwise, limit, impair, constitute a waiver of or otherwise affect any rights or remedies of the Holder and the Company, or alter, modify, amend or in any way affect any of the terms, obligations or covenants contained in the Warrant, all of which shall continue in full force and effect. Nothing in this Amendment shall be construed to imply any willingness on the part of the Holder or the Company to agree to or grant any similar or future amendment, consent or waiver of any of the terms and conditions of the Warrant, as amended hereby.

5. Counterparts. This Amendment may be executed by the parties hereto in several counterparts, each of which shall be an original and all of which shall constitute together but one and the same agreement. Delivery of an executed counterpart of a signature page of this Amendment by e-mail (e.g., “pdf” or “tiff”) or fax transmission shall be effective as delivery of a manually executed counterpart of this Amendment.

6. Captions. The captions and section headings appearing herein are included solely for convenience of reference and are not intended to affect the interpretation of any provision of this Amendment.

7. Severability. If any provision hereof is found by a court to be invalid or unenforceable, to the fullest extent permitted by applicable Law the parties agree that such invalidity or unenforceability shall not impair the validity or enforceability of any other provision hereof.

8. Governing Law. This Amendments and the rights and obligations of the Holder and the Company hereunder shall be governed by, and construed in accordance with, the Law of the State of New York, without regard to principles of conflicts of laws that would result in the application of the Laws of any other jurisdiction; provided, that Section 5-1401 of the New York General Obligations Law shall apply.

9. Entire Agreement. The Warrant, as amended hereby, is intended by the parties as a final expression of their agreement and is intended to be a complete and exclusive statement of the agreement and understanding of the parties hereto in respect of the subject matter contained therein and herein.

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IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be executed by their respective officers thereunto duly authorized as of the day and year first above written.

WORKHORSE GROUP INC. a Nevada corporation

By:	/s/ Paul Gaitan
Name:	Paul Gaitan
Title:	CFO

AROSA OPPORTUNISTIC FUND LP By: Arosa Capital Management Opportunistic Fund GP II LLC

By:	/s/ Till Bechtolsheimer
Name:	Till Bechtolsheimer
Title:	Managing Member